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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            MEMBERWORKS INCORPORATED
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   586002 10 7
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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Item 1(a).            Name of Issuer:

          Memberworks Incorporated


Item 1(b).            Address of Issuer's Principal Executive Offices:

          680 Washington Blvd., Suite 1100, Stamford, Connecticut  06901


Item 2(a).            Name of Person Filing:

          Thomas St. Denis


Item 2(b).            Address of Principal Business Office or, if None,
                      Residence:

          10 Michael's Way, Weston, Connecticut 06883


Item 2(c).            Citizenship:

          United States of America


Item 2(d).            Title of Class of Securities:

          Common Stock, par value $.01 per share


Item 2(e).            CUSIP Number:

          586002 10 7


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a) [ ]      Broker or dealer registered under Section 15 of the Act,

       (b) [ ]      Bank as defined in Section 3(a)(6) of the Act,

       (c) [ ]      Insurance Company as defined in Section 3(a)(19) of the Act,

       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

       (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

       (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
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       (g) [ ]      Parent Holding Company, in accordance with Rule
                    13d-1(b)(ii)(G); see Item 7,

       (h) [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.        Ownership.

       (a)  Amount beneficially owned:

                    See Item 5 below

       (b)  Percent of Class:

                    See Item 5 below

       (c)  Number of shares to which such person has:

        (i) Sole power to vote or to direct the vote:N/A

        (ii) Shared power to vote or to direct the vote:N/A

        (iii) Sole power to dispose or to direct the disposition of:N/A


        (iv) Shared power to dispose or to direct the disposition of:N/A


Item 5.        Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

         N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         N/A

Item 8.        Identification and Classification of Members of the Group.

         N/A
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Item 9.        Notice of Dissolution of Group.

         N/A

Item 10.       Certification.   N/A


Signature.
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                               September 10, 1997
                                               -------------------
                                                     (Date)


                                               /s/Thomas St. Denis
                                               -------------------
                                                   (Signature)



                                                  Thomas St. Denis
                                               -------------------
                                                  (Name/Title)